UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Crescent Energy Company
(Name of Issuer)

Class A Common Stock, Par Value of $0.0001 Per Share
(Title of Class of Securities)

44952J 104
(CUSIP Number)

Brandi Kendall
Vice President
Independence Energy Aggregator L.P.
600 Travis Street, Suite 7200
Houston, TX 77002
(713) 481-7782
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Christopher Lee, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300

March 11, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
Independence Energy Aggregator L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
35,134,496 shares (1)

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
35,134,496 shares (1)

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,134,496 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock, par value $0.0001 per share, of Crescent Energy Company (the “Issuer” and such stock, “Class B Common Stock”) and an equivalent number of units representing limited liability company interests of Crescent Energy OpCo LLC (f/k/a IE OpCo LLC, “OpCo”, and such units, “OpCo LLC Units”), which together are exchangeable for shares of Class A Common Stock, par value $0.0001 per share of the Issuer (“Class A Common Stock) on a one-for-one basis pursuant to the Amended and Restated LLC Agreement of OpCo (“OpCo LLC Agreement”).

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 5 below, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by Independence Energy Aggregator L.P., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
Independence Energy Aggregator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
35,134,496 shares (1)

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
35,134,496 shares (1)

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,134,496 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 5 below, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by Independence Energy Aggregator GP LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Upstream Associates LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
35,706,850 shares (1)

	8	SHARED VOTING POWER
0 shares

	9	SOLE DISPOSITIVE POWER
35,706,850 shares (1)

	10	SHARED DISPOSITIVE POWER
0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 5 below, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by KKR Upstream Associates LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Assets Holdings III L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
35,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
35,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 5 below, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by KKR Group Assets Holdings III L.P., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Financial Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
35,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
35,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 5 below, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by KKR Financial Holdings LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Assets III GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
35,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
35,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 5 below, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by KKR Group Assets III GP LLC, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
35,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
35,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 5 below, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by KKR Group Partnership L.P., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
35,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
35,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 5 below, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by KKR Group Holdings Corp., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
35,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
35,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 5 below, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by KKR Group Co. Inc., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
35,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
35,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 5 below, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by KKR & Co. Inc., along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
35,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
35,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 5 below, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by KKR Management LLP, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
35,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
35,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 5 below, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by Mr. Kravis, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

CUSIP No. 44952J 104

1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 shares

	8	SHARED VOTING POWER
35,706,850 shares (1)

	9	SOLE DISPOSITIVE POWER
0 shares

	10	SHARED DISPOSITIVE POWER
35,706,850 shares (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
35,706,850 shares (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.4% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of shares of Class B Common Stock of the Issuer and an equivalent number of OpCo LLC Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the OpCo LLC Agreement. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.

(2)
Based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 5 below, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by Mr. Roberts, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. Pursuant to SEC rules, the calculation of the percentage owned excludes from the total outstanding shares 36,813,628 shares of Class B Common Stock held by other investors which are exchangeable for Class A Common Stock at the election of the holder.

Explanatory Note

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2021, as amended on September 15, 2022, June 6, 2023, July 5, 2023 and November 15, 2023, (as so amended, the “Schedule 13D”) by the Reporting Persons, relating to the shares of Class A Common Stock of Crescent Energy Company, a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 600 Travis Street, Suite 7200, Houston, Texas 77002.

This Amendment No. 5 is being filed by the Reporting Persons to report (i) the sale by Independence Energy Aggregator L.P. (“IE Aggregator”) of 13,800,000 shares of the Issuer’s Class A Common Stock in an underwritten public offering and (ii) the sale by IE Aggregator in accordance with the Repurchase Agreement (as defined herein) with OpCo, pursuant to which IE Aggregator sold to OpCo, and OpCo purchased for cash from IE Aggregator, 2,300,000 OpCo LLC Units, and a corresponding number of shares of Class B Common Stock held by IE Aggregator were cancelled. Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and supplemented to include the following:

Mr. Dane Holmes currently serves as an executive officer of KKR & Co. Inc.  Mr. Holmes is a United States citizen and his business address is c/o Kohlberg Kravis Roberts & Co. L.P., 555 California Street, 50th Floor, San Francisco, CA 94104.

The directors of KKR & Co. Inc. are listed on the amended and restated Annex A attached hereto, which is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On March 6, 2024, the Issuer and Independence Energy Aggregator L.P., as the sole selling stockholder (the “Selling Stockholder”), entered into an Underwriting Agreement (the “Underwriting Agreement”) with the Representatives (as defined below) with respect to an underwritten secondary public offering (the “March 2024 Offering”) of 13,800,000 shares of Class A Common Stock on behalf of the Selling Stockholder, pursuant to the Issuer’s registration statement on Form S-3 (File No. 333-277702) filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on March 6, 2024. On March 11, 2024, the Selling Stockholder consummated its sale of the Class A Common Stock in the March 2024 Offering, all upon conversion of an equal number of OpCo LLC Units and shares of Class B Common Stock held by the Selling Stockholder, as contemplated by the Underwriting Agreement and set forth in the final prospectus filed by the Issuer with the SEC on March 8, 2024 (the “Prospectus”). The Selling Stockholder received net proceeds (before expenses) of $136,206,000 (or $9.87 per share) from the sale of the Class A Common Stock. Wells Fargo Securities, LLC and Evercore Group L.L.C. acted as the representatives (the “Representatives”) of the several underwriters named in Schedule A to the Underwriting Agreement (collectively, the “Underwriters”). For additional information regarding the Underwriting Agreement, see Item 6 below.

In connection with the March 2024 Offering, IE Aggregator and OpCo entered into a Repurchase Agreement, dated March 6, 2024 (the “Repurchase Agreement”), pursuant to which, on March 11, 2024, OpCo repurchased from IE Aggregator an aggregate of 2,300,000 OpCo LLC Units at a price per OpCo LLC Unit equal to $9.87, and the Issuer cancelled a corresponding number of shares of Class B Common Stock held by IE Aggregator (the “Repurchase”). Such repurchase was effected in lieu of the exercise by IE Aggregator of its redemption right described in Section 3.6(a)(i) of the OpCo LLC Agreement and OpCo’s cash election right described in Section 3.6(a)(iii) of the OpCo LLC Agreement. The total amount paid to IE Aggregator in such repurchase was $22,701,000. While the March 2024 Offering was not conditioned upon the completion of the Repurchase, the Repurchase was conditioned upon the completion of the March 2024 Offering.

The description of the Repurchase Agreement set forth above in this Item 4 does not purport to be complete and such description is qualified in its entirety by reference to the full text of such document, which is included as Exhibit O to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b). The response of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

IE Aggregator holds 35,134,496 shares of Class B Common Stock and the same number of OpCo LLC Units. KKR Upstream Associates LLC holds 572,354 shares of Class A Common Stock. The terms of the OpCo LLC Agreement provide certain holders of the OpCo LLC Units with the right to cause OpCo to acquire all or a portion of the OpCo LLC Units (the “Redemption Right”) for, at OpCo’s election, (a) shares of Class A Common Stock of the Issuer at a redemption ratio of one share of Class A Common Stock for each OpCo LLC Unit redeemed, together with an equal number of shares of Class B Common Stock (subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions), or (b) cash. As a result, for the purpose of Rule 13d-3 under the Act, each of IE Aggregator and Aggregator GP may be deemed to be the beneficial owners of an aggregate of 35,134,496 shares of Class A Common Stock, which represents approximately 25.0% of the outstanding Class A Common Stock, based on a combined total of 140,543,296  shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 4 above and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by IE Aggregator and Aggregator GP, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. In the event that all outstanding shares of Class B Common Stock and OpCo LLC Units were exchanged for shares of Class A Common Stock, IE Aggregator and Aggregator GP would hold approximately 19.8% of the outstanding Class A Common Stock, based on a combined total of 177,356,924 shares of Class A Common Stock.

Each of KKR Upstream Associates LLC, KKR Group Assets Holdings III L.P., KKR Financial Holdings LLC, KKR Group Assets III GP LLC, KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc., KKR Management LLP, Henry R. Kravis and George R. Roberts (together, the “KKR Group”) may be deemed to be the beneficial owners of an aggregate of 35,706,850 shares of Class A Common Stock under Rule 13d-3 of the Act. The aggregate number of shares of Class A Common Stock beneficially owned by the KKR Group represents approximately 25.4% of the outstanding Class A Common Stock, based on a combined total of 140,543,296 shares of Class A Common Stock of the Issuer outstanding as of March 11, 2024. This combined total consists of (a) 105,408,800 shares of Class A Common Stock, consisting of 91,608,800 shares of Class A Common Stock outstanding as of February 29, 2024 and 13,800,000 shares of Class A Common Stock converted from Class B Common Stock on March 11, 2024, as further described in Item 4 above, and (b) assumes that all 35,134,496 shares of Class B Common Stock beneficially owned by the KKR Group, along with an equivalent number of OpCo LLC Units (and no other shares of Class B Common Stock or OpCo LLC Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis. In the event that all outstanding shares of Class B Common Stock and OpCo LLC Units were exchanged for shares of Class A Common Stock, the KKR Group would hold approximately 20.1% of the outstanding Class A Common Stock, based on a combined total of 177,356,924 shares of Class A Common Stock.

Each of Aggregator GP (as the general partner of IE Aggregator), KKR Upstream Associates LLC (as the sole member of Aggregator GP), KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of KKR Upstream Associates LLC), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by IE Aggregator. Additionally, each of KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of KKR Upstream Associates LLC), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by KKR Upstream Associates LLC.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

The Reporting Persons and PT Independence Energy Holdings LLC, a Delaware limited liability company (“PT Independence”) may be deemed to constitute a group for purposes of Section 13(d) due to the terms of the Specified Rights Agreement. However, neither the Reporting Persons nor PT Independence have voting or dispositive power over the other party’s shares of Class A Common Stock or securities convertible into or exercisable for shares of Class A Common Stock, including any OpCo LLC Units or shares of Class B Common Stock. PT Independence has separately filed a Schedule 13D with respect to its interest in the Issuer.

(c).  Except as set forth above, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in shares of Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of the Schedule 13 D is hereby amended by adding the following:

The information set forth in Items 4 and 5 of the Schedule 13D is hereby incorporated by reference into this Item 6.

Underwriting and Lock-Up Agreement

The Selling Stockholder agreed to sell to the Underwriters, and the Underwriters agreed to purchase from the Selling Stockholder, the Class A Common Stock in the March 2024 Offering at a purchase price of $9.87 per share, pursuant to, and subject to the terms and conditions of, the Underwriting Agreement.

In connection with the March 2024 Offering, on March 6, 2024, the Selling Stockholder also entered into a Lock-Up Agreement (the “Lock-Up Agreement”) with the Underwriters. The Lock-Up Agreement provides that the Selling Stockholder will not offer, sell, contract to sell, pledge, lend or otherwise dispose of, directly or indirectly, any Class A Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Class A Common Stock, whether any such aforementioned transaction is to be settled by delivery of the Class A Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge, loan or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Wells Fargo Securities, LLC, for a period of 60 days after the date of the final prospectus used to sell securities in the March 2024 Offering (subject to certain exceptions and termination provisions specified in the Lock-Up Agreement).

The descriptions of the Underwriting Agreement and Lock-Up Agreement set forth above in Item 4 and in this Item 6 do not purport to be complete and such descriptions are qualified in their entirety by reference to the full text of such documents, which are included as Exhibit P and Exhibit Q, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

Exhibit Number	Description

O	Repurchase Agreement, dated as of March 6, 2024, by and among Crescent Energy OpCo LLC, Independence Energy Aggregator L.P. and certain other parties thereto.
P	Underwriting Agreement dated March 6, 2024 (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on March 11, 2024).
Q	Form of Lock-Up Agreement (attached as Exhibit A to the Underwriting Agreement).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 11, 2024

INDEPENDENCE ENERGY AGGREGATOR L.P.

By:	Independence Energy Aggregator
GP LLC, its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

INDEPENDENCE ENERGY AGGREGATOR GP LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR UPSTREAM ASSOCIATES LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

KKR FINANCIAL HOLDINGS LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP ASSETS HOLDINGS III L.P.

By:	KKR Group Assets III GP LLC,
its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP ASSETS III GP LLC

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp.,
its general partner

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR GROUP CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name:	Christopher Lee
Title:	Attorney-in-fact

Annex A

Annex A is hereby amended and restated as follows:

Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc., whose address (unless otherwise specified in the Schedule 13D) is c/o KKR & Co. Inc., 30 Hudson Yards, New York, New York, 10001. Each of such persons is a citizen of the United States other than Arturo Gutiérrez Hernández, who is a citizen of Mexico, Xavier B. Niel, who is a citizen of France, Evan T. Spiegel, who is a citizen of the United States and France, and Matthew R. Cohler, who is a citizen of the United States and Malta.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.

George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.

Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.

Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.

Adriane M. Brown	Managing Partner of Flying Fish Partners

Matthew R. Cohler	Former General Partner of Benchmark

Mary N. Dillon	President and Chief Executive Officer of Foot Locker, Inc.

Arturo Gutiérrez Hernández	Chief Executive Officer of Arca Continental, S.A.B. de C.V.

Xavier B. Niel	Founder and Chairman of the Board of Iliad SA

Kimberly A. Ross	Former Senior Vice President and Chief Financial Officer of Baker Hughes Company

Patricia F. Russo	Former Chief Executive Officer of Alcatel-Lucent

Robert W. Scully	Former Member of the Office of the Chairman of Morgan Stanley

Evan T. Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.